Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of OGE Energy Corp. for the registration of debt and equity securities and to the incorporation by reference therein of our reports dated February 21, 2018, except as it relates to the changes due to the application of Accounting Standards Update 2017-07 described in Note 2, as to which the date is May 17, 2018, with respect to the consolidated financial statements and schedule of OGE Energy Corp., and our report dated February 21, 2018, with respect to the effectiveness of internal control over financial reporting of OGE Energy Corp., included in OGE Energy Corp.'s Current Report on Form 8-K dated May 17, 2018, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma
May 18, 2018